UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 8, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

7 November 20113

Novo Nordisk A/S – Share repurchase programme

On 2 November 2011 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.8 billion in the period from 2 November 2011 to 31 January 2012.

Since the announcement as of 2 November 2011, the following transactions have been made under the programme:

	Number of shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	0		0
2 November 2011	35,000	567.4200	19,859,700
3 November 2011	70,000	579.4500	40,561,500
4 November 2011	70,000	593.0500	41,513,500
Accumulated under the programme	175,000		101,934,700

On 1 November 2011 Novo Nordisk repurchased 375,000 B shares from employees. The transaction amounted to DKK 0.2 billion and was related to the general employee share programme outside of Denmark from 2008. The shares in this transaction were not part of the Safe Harbour repurchase programme, but were part of the overall DKK 12.0 billion repurchase programme.

Other transactions related to Novo Nordisk’s incentive programmes have resulted in a sale by Novo Nordisk of 79,700 B shares in the period from 27

Company Announcement no 71 / 2011				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

October 2011 to 4 November 2011. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 22,194,874 treasury shares, corresponding to 3.8% of the share capital. The total amount of shares in the company is 580,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares worth DKK 12.0 billion during 2011 and January 2012. As of 4 November 2011, Novo Nordisk has repurchased a total of 15,656,205 B shares equal to a transaction value of DKK 9,311,993,336.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 32,500 employees in 74 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Anne Margrethe Hauge Tel: (+45) 4442 3450 amhg@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Frank Daniel Mersebach Tel: (+45) 4442 0604 fdni@novonordisk.com

Lars Borup Jacobsen Tel: (+45) 3075 3479 lbpj@novonordisk.com

In North America: Ken Inchausti Tel: (+1) 609 514 8316 kiau@novonordisk.com	Jannick Lindegaard Tel: (+45) 4442 4765 jlis@novonordisk.com

Company Announcement no 71 / 2011				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 8, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer